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                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4                                              WASHINGTON, D.C. 20549
|_| CHECK THIS BOX IF NO
LONGER SUBJECT TO SECTION 16.               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4 OR FORM 5 OBLIGATIONS MAY
CONTINUE.  SEE INSTRUCTION
1(b).                          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
------------------------------------ ------------------------------------------- ---------------------------------------------------
1. Name and Address of Reporting     2. Issuer Name and Ticker or Trading        6. Relationship of Reporting Person to
   Person                               Symbol                                      Issuer
                                                                                           (Check all applicable)
   Clark, Jr. Thomas      J.            TheStreet.com, Inc. (TSCM)                      X   Director             10% Owner
------------------------------------ -----------------------------------------        -----                -----
   (Last)     (First)     (Middle)   3. IRS or Social        4. Statement for           X   Officer (give        Other (specify
                                        Security Number         Month/Day/Year        ----- title below)   ----- below)
     c/o TheStreet.com,                 of Reporting Person
     14 Wall Street, 15th Floor         (Voluntary)             March 5, 2003         Chairman and Chief Executive Officer
                                                                                      ------------------------------------
------------------------------------ ----------------------- ------------------- ---------------------------------------------------
           (Street)                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                Date of Original    (Check Applicable Line)
  New York     NY          10005                                Month/Day/Year      X   Form filed by One Reporting Person
------------------------------------                                               ---
  (City)    (State)        (Zip)                                                        Form filed by More than One Reporting Person
                                                                                   ---
------------------------------------------------------------------------------------------------------------------------------------
                                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security      2.Trans-  2A.        3.Trans-   4.Securities Acquired  5.Amount of   6.Ownership  7. Nature of
    (Instr. 3)               action  Deemed       action     (A)or Disposed of      Securities    Form:         Indirect
                             Date    Execution    Code       (D)(Instr.3,4 and 5)   Beneficially  Direct (D)    Beneficial
                                     Date, if     (Instr. 8)                        Owned         or Indirect   Ownership
                                     any                                            Following     (I)
                                               ----------------------------------   Reported
                                                                                    Transaction(s)
                                                                      (A)
                           (Month/   (Month/                          or            (Instr. 3
                           Day/Year) Day/Year) Code     V    Amount   (D)  Price    and 4)        (Instr. 4)   (Inst. 4)
-------------------------- --------- --------- ------- --- --------- ----- ------ ------------- ------------ -----------------------
-------------------------- --------- --------- ------- --- --------- ----- ------ ------------- ------------ -----------------------
Common Stock,
par value $.01 per share   3/5/03              P           3,000     A     $2.37  20,000        D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1.Title of  2.Conver-  3.Trans-  3A.      4.Transac- 5.Number of   6.Date        7.Title and 8.Price  9.Number 10.Owner- 11.Nature
  Derivative  sion       action  Deemed     tion       Deriv-        Exercisable   Amount of   of       of        ship      of
  Security    or         Date    Execution  Code       ative         and           Under-      Deriv-   Deriv-    Form of   Indirect
  (Instr. 3)  Exercise           Date, if   (Instr.    Securities    Expiration    lying       ative    ative     Deriv-    Benefi-
              Price              any        8)         Acquired (A)  Date          Secur-      Secur-   Secur-    ative     cial
              of                                       or Disposed   (Month/Day/   ities       ity      ities     Secur-    Owner-
              Deriv-     (Month/ (Month/               of (D)        Year)         (Instr.     (Instr.  Bene-     ity:      ship
              ative      Day/    Day/                  (Instr. 3,                  3 and 4)    5)       ficially  Direct    (Instr.
              Security   Year)   Year)                 4, and 5)                                        Owned     (D)or     4)
                                                                                                        Following Indirect
                                                                                                        Reported  (I)
                                                                                                        Trans-    (Instr.
                                                                                                        action(s) 4)
                                                                                                        (Instr.
                                                                                                        4)
                                                                   ---------------------------
                                                                                        Amount
                                                                   Date    Ex-   Title  or
                                                                   Exer-   pira-        Number
                                                                   cisable tion         of
                                          -------------------------        Date         Shares
                                           Code    V    (A)    (D)
-------- ---------   ---------  --------  ------ ----- ------ ----- ------ ----- ------ ------ ------ ---------- -------- ----------
-------- ---------   ---------  --------  ------ ----- ------ ----- ------ ----- ------ ------ ------ ---------- -------- ----------

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Explanation of Responses:













                                                                                  /s/ Thomas J. Clarke, Jr.            March 6, 2003
                                                                                  -------------------------------      -------------
**  Intentional misstatements or omissions of facts constitute Federal            **Signature of Reporting Person           Date
    Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB Number.

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